VIA EDGAR

December 6, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Caleb French

Re:	Ichor Holdings, Ltd.
Registration Statement on Form S-1 (File No. 333-214588)

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of ordinary shares of Ichor Holdings, Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time, on December 8, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 29, 2016, through the date hereof:

Preliminary Prospectus dated November 29, 2016:

1,640 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

As Representative of the several Underwriters

By: Deutsche Bank Securities Inc.

By:	/s/ Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

By:	/s/ Pedro Bollmann
Name: Pedro Bollmann
Title: Director